Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2018

Index

1.	Management report	3
1.1.	Selected financial figures	3
1.2.	Financial performance	5
1.3.	Liquidity position and capital resources	12
1.4.	Risks and uncertainties	13
1.5.	Events after the balance sheet date	18

2.	Statement of the Board of Directors	19

3.	Report of the statutory auditor	20

4.	Unaudited condensed consolidated interim financial statements	21
4.1.	Unaudited condensed consolidated interim income statement	21
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	22
4.3.	Unaudited condensed consolidated interim statement of financial position	23
4.4	Unaudited condensed consolidated interim statement of changes in equity	24
4.5.	Unaudited condensed consolidated interim statement of cash flows	25
4.6	Notes to the unaudited condensed consolidated interim financial statements	26

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180 000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2017 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2018.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the six-month period ended 30 June 2018 and 2017 in the format up to Normalized EBIT level that is used by management to monitor performance. The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017 and, following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2018	%	2017	%

Revenue[1]	27 087	100%	27 104	100%
Cost of sales	(10 184)	38%	(10 674)	39%

Gross profit	16 903	62%	16 430	61%
SG&A	(8 791)	32%	(8 779)	32%
Other operating income/(expenses)	332	1%	408	2%

Normalized profit from operations (Normalized EBIT)	8 444	31%	8 059	30%
Non-recurring items	(196)	1%	(287)	1%

Profit from operations (EBIT)	8 248	30%	7 773	29%

Depreciation, amortization and impairment	2 178	8%	2 103	8%
Normalized EBITDA	10 557	39%	10 162	37%
EBITDA	10 361	38%	9 881	36%

Normalized profit attributable to equity holders of AB InBev	3 605	13%	3 331	12%
Profit from continuing operations attributable to equity holders of AB InBev	2 955	11%	2 880	11%
Profit attributable to equity holders of AB InBev	2 955	11%	2 908	11%

For the six-month period ended 30 June Million US dollar	2018	2017

Operating activities
Profit of the period	3 595	3 600
Interest, taxes and non-cash items included in profit	6 752	6 379
Cash flow from operating activities before changes in working capital and use of provisions	10 347	9 979

Change in working capital	(2 298)	(2 352)
Pension contributions and use of provisions	(282)	(288)
Interest and taxes (paid)/received	(4 583)	(3 381)
Dividends received	38	60
Cash flow from operating activities	3 222	4 018

Investing activities
Net capex	(1 972)	(1 579)
Net of tax proceeds from SAB transaction-related divestitures	(430)	5 130
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(72)	(448)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 299	2 788
Other	(75)	223
Cash flow from investing activities	(1 250)	6 114

Financing activities
Dividends paid	(5 132)	(4 475)
Net (payments on)/proceeds from borrowings	1 702	(5 239)
Other (including purchase of non-controlling interests)	(1 210)	(361)
Cash flow from financing activities	(4 640)	(10 075)

Net increase/(decrease) in cash and cash equivalents	(2 668)	57

1   Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

1.2.	Financial performance

AB InBev is presenting its results under six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the six-month period ended 30 June 2018 and 2017 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2018 and 2017 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	305 550	(27 946)	-	911	278 515	0.3%
Revenue	27 104	(1 421)	193	1 210	27 087	4.7%
Cost of sales	(10 674)	875	(90)	(295)	(10 184)	(3.0)%
Gross profit	16 430	(545)	103	915	16 903	5.8%
SG&A	(8 779)	360	(113)	(259)	(8 791)	(3.1)%
Other operating income/(expenses)	408	(60)	9	(25)	332	(7.0)%
Normalized EBIT	8 059	(246)	(1)	631	8 444	8.0%
Normalized EBITDA	10 162	(306)	26	675	10 557	6.8%
Normalized EBITDA margin	37.5%				39.0%	78 bps

In the first six months of 2018 AB InBev delivered normalized EBITDA growth of 6.8%, while its normalized EBITDA margin increased 78 bps, reaching 39.0%.

Consolidated volumes grew 0.3%, with own beer volumes growing 0.7% and non-beer volumes decreasing 3.4%.

Consolidated revenue grew 4.7% to 27 087 m US dollar, with revenue per hectoliter increasing 4.5%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.9%. Combined revenues of the three global brands, Budweiser, Stella Artois and Corona grew 9.1% and 14.6% outside of their respective home markets. Budweiser generated strong results in China, Brazil and the UK, as well as many new markets following the brand’s activation as the global sponsor of the 2018 FIFA World Cup RussiaTM, with 1.6% revenue growth globally. Stella Artois continued its long-term trajectory, with revenue growth of 10.5% driven by sales in Brazil, the UK and Argentina. Corona grew by 23.3% globally, led by Mexico, China, Colombia and Western Europe.

Consolidated Cost of Sales (CoS) increased 3.0%, or 2.8% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased by 3.4%.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes the company’s global headquarters and the export businesses which have not been allocated to the company’s regions, are shown separately.

Thousand hectoliters	2017	Scope	Organic growth	2018	Organic growth %

North America	57 156	61	(2 591)	54 627	(4.5)%
Latin America West	53 188	(21)	3 443	56 609	6.5%
Latin America North	56 550	(125)	(2 279)	54 146	(4.0)%
Latin America South	15 819	21	825	16 666	5.2%
EMEA	69 625	(27 795)	59	41 889	0.1%
Asia Pacific	52 568	66	1 467	54 101	2.8%
Global Export and Holding Companies	644	(153)	(14)	478	(2.9)%
AB InBev Worldwide	305 550	(27 946)	911	278 515	0.3%

North America total volumes decreased 4.5%. The company estimates that the United States industry beer sales-to-retailers adjusted for the number of selling days declined by 2.3%. On the same basis, the company estimates that its shipment volumes in the United States and its beer sales-to-retailers declined by 4.8% and 3.2% respectively. The Above Premium brand portfolio performed well, and the strategy to premumize the portfolio continues to be supported by the growth of Michelob Ultra, which marked its thirteenth consecutive quarter as the largest share gainer in the US, and also by several successful innovations, including Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series. The Premium and Premium Light brands remain under pressure, as consumers select higher price tiers within the industry, which contributed to Bud Light and Budweiser losing 80 bps and 40 bps of total market share. Within their respective Premium and Premium Light segments, however, Bud Light has reduced its share loss for four consecutive quarters and Budweiser maintained flat share of segment. The Value brand portfolio saw improved trends in share loss and remains an important and profitable segment of the company’s business. Overall, the company estimates a decline in total market share in the US of approximately 45 bps. However, the company estimates a share loss of 35 bps in the last quarter, an improvement in trends in share loss over the past four years, as its performance offset almost half of the negative impact of the industry segment mix shift.

In Canada, total volumes decreased by low single digits as a result of a weak industry and industry segment mix shift, due to increased competitive dynamics in the value segment. The trade up strategy is delivering strong results, with the high end company growing ahead of the industry, led by double-digit volume growth for the local Craft brands, and share gains from Corona and

Stella Artois. The focus core brands also continue to deliver strong results, with both Bud Light and Michelob Ultra among the fastest-growing brands in Canada.

Latin America West total volumes increased 6.5%. The company delivered strong results in Mexico, with volumes increasing double-digits. The entire brand portfolio delivered strong results with growth coming from all brands and regions across the country. Leveraging the learnings from the category expansion framework, classic lagers, easy drinking lagers and richer beer profiles have been nurtured and priced accordingly, targeted to enhance the core segment, while premiumizing via core plus and international premium brands such as Stella Artois and Michelob Ultra. The company’s no- and low-alcohol space continued to evolve well, helping the company move closer to its global goal to have 20% of its beer volume in the space by 2025.

In Colombia, non-beer volumes grew by 1.0% and beer volumes increased by 4.5% driven by Budweiser on the back of the 2018 FIFA World Cup RussiaTM activations. Aguila also recorded very strong growth benefitting from the activations associated with the national team’s participation in the tournament. Peru volumes were down low-single digits. However, all three global brands delieverd solid growth, as well as a strong Cristal brand activation in support of the national team on their way to the 2018 FIFA World Cup RussiaTM. Ecuador volumes increased by high-single digits and the company gained share of total alcohol as it continued to focus on growing the beer category by expanding into new occasions.

Latin America North total volumes decreased 4.0%. Beer volumes in Brazil were down mid-single digits while non-beer volumes were down low single-digits. Brahma, the local sponsor of the 2018 FIFA World Cup RussiaTM in Brazil, performed well during the last quarter with a strong volume performance resulting from tournament activations. The Core Plus segment posted strong growth driven by Bohemia and Brahma Extra, and in addition the company launched Skol Hops, which is brewed with aromatic hops to provide a unique combination of lightness and flavor. The Premium portfolio continued to perform ahead of the industry, with the global brand portfolio growing by double digits and led by Budweiser.

Latin America South total volumes increased 5.2%. In Argentina, growth was driven by the repositioning of the two largest Core brands, Quilmes Clásica and Brahma. Each continued to grow volumes as a result of a successful application of the category expansion framework. Global brand volumes are up by double-digits throughout the region, and the company is scaling up Budweiser in Argentina now that it has rejoined its portfolio.

EMEA total volumes increased 0.1% and own beer volumes also increased 0.1%. In South Africa, beer volumes decreased by 8.9%, as the company cycled tough prior year comparables. Budweiser was launched nationally in preparation for the 2018 FIFA World Cup RussiaTM, and Castle Lite was launched in a new resealable bulk pack, aimed at driving growth in the in-home occasion, which has been well-received by consumers. The high end portfolio benefitted from a good contribution from the recently launched Budweiser. The brand’s awareness and trial benefited from a major consumer engagement campaign linked to the global 2018 FIFA World Cup RussiaTM activation.

In Africa excluding South Africa, own beer volumes increased by high-single sigits, with double-digit growth in the key markets of Nigeria, Zambia and Mozambique partially offset by flat volumes in Tanzania and declines in Uganda, as both countries suffered from heavy floods.

Western Europe total volumes grew by low-single digits, outperforming the industry with strong execution associated with the 2018 FIFA World Cup RussiaTM. Global brands grew volumes by high single digits, and Budweiser’s growth was supported by tournament activations. Corona benefited from Casa Corona, designed as places to escape from city stress, which opened in cities across Europe, as well as an “Ocean Week” campaign in the UK aimed at raising awareness of marine plastic pollution. In the UK, Bud Light grew volumes by double-digits, leading the way for the company’s low-alcohol beer initiatives.

Asia Pacific total volumes increased 2.8%. In China, the momentum accelerated in the second quarter, delivering one of the best volume and share performances in the last three years. Budweiser resumed volume growth on the back of a strong 2018 FIFA World Cup RussiaTM activation. The company’s brands continue to lead the way in e-commerce with a higher share online than offline. The high end company continued to record triple digits volume growth off of a meaningful base, led by Corona. The estimated beer market share continues to grow, now over 20% for the first six monthx of the year.

Australia continued to achieve strong commercial gains, driven by Great Northern which remains a key engine of growth within the easy drinking lager segment. Additionally, the high end company continued to be a strong contributor to growth, led by all three global brands. The company is working to further accelerate its global brand portfolio and launched Corona Ligera, a premium mid-strength version of Corona that supports the company’s low-alcohol beer initiatives. Additionally, Budweiser was brewed locally for the first time and played a key role in the 2018 FIFA World Cup RussiaTM activations. The craft portfolio continued to perform well on the back of recent acquisitions.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the six-month period ended 30 June 2018 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	305 550	(27 946)	-	911	278 515	0.3%
Revenue	27 104	(1 421)	193	1 210	27 087	4.7%
Cost of sales	(10 674)	875	(90)	(295)	(10 184)	(3.0)%
Gross profit	16 430	(545)	103	915	16 903	5.8%
SG&A	(8 779)	360	(113)	(259)	(8 791)	(3.1)%
Other operating income/(expenses)	408	(60)	9	(25)	332	(7.0)%
Normalized EBIT	8 059	(246)	(1)	631	8 444	8.0%
Normalized EBITDA	10 162	(306)	26	675	10 557	6.8%
Normalized EBITDA margin	37.5%				39.0%	78 bps

NORTH AMERICA	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	57 156	61	-	(2 591)	54 627	(4.5)%
Revenue	7 786	15	45	(205)	7 641	(2.6)%
Cost of sales	(2 887)	12	(15)	47	(2 843)	1.6%
Gross profit	4 899	27	30	(159)	4 797	(3.2)%
SG&A	(2 174)	(33)	(17)	4	(2 220)	0.2%
Other operating income/(expenses)	20	-	-	(18)	1	-
Normalized EBIT	2 744	(6)	13	(173)	2 578	(6.3)%
Normalized EBITDA	3 149	(5)	15	(189)	2 970	(6.0)%
Normalized EBITDA margin	40.4%				38.9%	(140) bps

LATIN AMERICA WEST	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	53 188	(21)	-	3 443	56 609	6.5%
Revenue	4 259	(2)	87	483	4 828	11.3%
Cost of sales	(1 225)	(5)	(26)	(128)	(1 384)	(10.4)%
Gross profit	3 034	(7)	62	355	3 444	11.7%
SG&A	(1 373)	7	(28)	(50)	(1 444)	(3.6)%
Other operating income/(expenses)	34	-	-	(9)	26	(25.3)%
Normalized EBIT	1 695	-	34	296	2 026	17.5%
Normalized EBITDA	1 998	-	40	311	2 349	15.6%
Normalized EBITDA margin	46.9%	-			48.7%	178 bps

LATIN AMERICA NORTH	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	56 550	(125)	-	(2 279)	54 146	(4.0)%
Revenue	4 365	(16)	(221)	206	4 335	4.7%
Cost of sales	(1 821)	7	83	82	(1 649)	4.5%
Gross profit	2 545	(9)	(138)	288	2 686	11.3%
SG&A	(1 410)	3	74	(101)	(1 434)	(7.2)%
Other operating income/(expenses)	157	-	(9)	8	157	5.3%
Normalized EBIT	1 292	(6)	(73)	195	1 409	15.2%
Normalized EBITDA	1 699	(6)	(93)	201	1 801	11.9%
Normalized EBITDA margin	38.9%				41.5%	266 bps

LATIN AMERICA SOUTH	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	15 819	21	-	825	16 666	5.2%
Revenue	1 523	3	(274)	377	1 629	24.9%
Cost of sales	(566)	(6)	86	(96)	(582)	(17.0)%
Gross profit	956	(2)	(188)	280	1 046	29.5%
SG&A	(394)	(7)	72	(93)	(422)	(23.7)%
Other operating income/(expenses)	3	(2)	(2)	6	4	240.4%
Normalized EBIT	565	(12)	(118)	194	629	34.5%
Normalized EBITDA	666	(12)	(136)	216	735	32.7%
Normalized EBITDA margin	43.7%				45.1%	275 bps

EMEA	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	69 625	(27 795)	-	59	41 889	0.1%
Revenue	5 145	(1 459)	292	116	4 095	3.2%
Cost of sales	(2 405)	890	(109)	(99)	(1 723)	(6.6)%
Gross profit	2 740	(569)	183	18	2 371	0.8%
SG&A	(1 700)	416	(109)	(18)	(1 411)	(1.4)%
Other operating income/(expenses)	42	(3)	3	6	47	16.1%
Normalized EBIT	1 081	(156)	77	6	1 007	0.6%
Normalized EBITDA	1 489	(219)	103	39	1 413	3.1%
Normalized EBITDA margin	28.9%				34.5%	(2) bps

ASIA PACIFIC	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	52 568	66	-	1 467	54 101	2.8%
Revenue	3 856	18	263	230	4 367	6.0%
Cost of sales	(1 630)	(9)	(113)	(78)	(1 829)	(4.8)%
Gross profit	2 226	10	151	152	2 538	6.8%
SG&A	(1 249)	(9)	(83)	(23)	(1 364)	(1.8)%
Other operating income/(expenses)	81	-	6	(4)	84	(4.7)%
Normalized EBIT	1 059	1	74	125	1 258	11.8%
Normalized EBITDA	1 412	1	98	106	1 617	7.5%
Normalized EBITDA margin	36.6%				37.0%	54 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	644	(153)	-	(14)	478	(2.9)%
Revenue	170	19	-	4	193	2.1%
Cost of sales	(140)	(14)	4	(22)	(173)	(16.5)%
Gross profit	30	5	4	(19)	21	(53.2)%
SG&A	(479)	(18)	(22)	22	(497)	4.5%
Other operating income/(expenses)	71	(54)	12	(15)	14	-
Normalized EBIT	(378)	(67)	(7)	(11)	(463)	(2.6)%
Normalized EBITDA	(250)	(66)	-	(11)	(326)	(3.4)%

REVENUE

Consolidated revenue grew 4.7% to 27 087m US dollar with revenue per hectoliter increasing 4.5%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.9%, driven by the company’s revenue management initiatives as well as continued strong premium brand performances.

COST OF SALES

Cost of Sales (CoS) increased 3.0% or 2.8% on a per hectoliter basis. The increase in cost of sales was driven primarily by unfavorable commodity prices, partially offset by synergy capture. On a constant geographic basis CoS per hectoliter increased by 3.4%.

OPERATING EXPENSES

Total operating expenses increased 3.4% in 2018:

●

Selling, General & Administrative Expenses (SG&A) increased by 3.1% in the six-month period ended 30 June 2018, with higher marketing expenses associated with timing of investments related to the 2018 FIFA World Cup RussiaTM.

●	Other operating income declined 7.0% in the six-month period ended 30 June 2018.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased 6.8% organically to 10 557m US dollar, with an EBITDA margin of 39.0%, and an organic growth of 78 bps.

●

North America EBITDA decreased 6.0% to 2 970m US dollar, with a margin contraction of 140 bps to 38.9% driven by a temporary mismatch between shipment volumes and sales-to-retailers, an increase in the year-over-year price of commodities, and higher distribution expenses due to increased freight costs, a trend that will be cycled in the second half of the year.

●

Latin America West EBITDA increased 15.6% to 2 349m US dollar, with a margin enhancement of 178 bps to 48.7% driven by strong top-line growth despite higher CoS as a result of unfavorable foreign exchange impact on transactional costs, while additional capacity has helped meet increasing demand.

●

Latin America North EBITDA increased 11.9% to 1 801m US dollar, with a margin enhacement of 266 bps to 41.5%, mainly driven by revenue growth and CoS per hl increases below inflation, partly offset by higher marketing expenses associated with timing of investments related to the 2018 FIFA World Cup RussiaTM.

●

Latin America South EBITDA increased 32.7% to 735m US dollar, with a margin enhacement of 275 bps to 45.1%, due to volume and revenue growth as a result of a successful application of the category expansion framework.

●

EMEA EBITDA increased 3.1% to 1 413m US dollar, with a margin contraction of 2 bps to 34.5%, with strong top-line growth and good performance in Western Europe driven by the company’s global brands and marketing initiatives associated with the 2018 FIFA World Cup RussiaTM.

●

Asia Pacific EBITDA increased 7.5% to 1 617m US dollar, with a margin expansion of 54 bps to 37.0%, driven by favorable price mix, productivity gains and geographic footprint optimization in China, as well as strong top-line growth in Australia driven by the continued success of the Great Northern portfolio, the performance of the global brands and the craft portfolio that continues to perform well on the back of recent acquisitions.

●	Global Export and Holding Companies EBITDA of (326)m US dollar in the six-month period ended 30 June 2018 (2017: (250)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2018	2017

Profit attributable to equity holders of AB InBev		2 955	2 908
Non-controlling interest		640	692
Profit of the period		3 595	3 600
Profit from discontinued operations		-	(28)
Profit from continuing operations		3 595	3 572
Income tax expense	9	1 436	994
Share of result of associates	14	(93)	(124)
Non-recurring net finance cost/(income)	8	494	211
Net finance cost	8	2 816	3 120
Non-recurring items above EBIT (including non-recurring impairment)	7	196	287
Normalized EBIT		8 444	8 059
Depreciation, amortization and impairment (excluding non-recurring impairment)		2 113	2 103
Normalized EBITDA		10 557	10 162

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2018 and 30 June 2017:

	2018	2017

US dollar	28.0%	28.7%
Brazilian real	13.1%	13.5%
Chinese yuan	9.1%	8.1%
Mexican peso	7.9%	6.8%
Euro	5.9%	5.4%
South African rand	4.0%	7.0%
Colombian peso	4.0%	3.6%
Argentinean peso	3.5%	3.4%
Canadian dollar	3.4%	3.3%
Australian dollar	3.0%	2.8%
South Korean won	2.8%	2.6%
Peruvian peso	2.8%	2.6%
Dominican peso	1.5%	1.5%
Pound sterling	1.9%	1.6%
Other	9.1%	9.1%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the six-month periods ended 30 June 2018 and 30 June 2017:

	2018	2017

US dollar	27.3%	30.2%
Brazilian real	14.0%	14.0%
Chinese yuan	8.5%	7.7%
Mexican peso	8.5%	7.4%
Colombian peso	5.2%	4.9%
South African rand	5.0%	5.6%
Peruvian peso	4.4%	3.9%
Australian dollar	4.3%	4.2%
Argentinean peso	4.1%	4.1%
Canadian dollar	3.0%	3.1%
South Korean won	2.7%	2.5%
Euro	2.6%	2.5%
Dominican peso	1.9%	1.8%
Pound sterling	1.0%	1.0%
Other	7.5%	7.1%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 3 605m US dollar (normalized EPS 1.83 US dollar) in the first six months of 2018, compared to 3 331m US dollar (normalized EPS 1.69 US dollar) in the first six months of 2017 (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the six months of 2018 was 2 955m US dollar, compared to 2 908m US dollar for the first six months of 2017 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 2 816m US dollar in the first half of 2018 compared to 3 120m US dollar in the first half of 2017. This decrease was primarily driven by lower accretion expenses and higher finance income. Mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a loss of 258m USD dollar in the first half of 2018, compared to a loss of 135m USD dollar the first six months of 2017.

●

Non-recurring net finance income/(cost): (494)m US dollar in the first half of 2018 compared to (211)m US dollar in the first half of 2017. Non-recurring net finance costs in the first half of 2018 include mark-to-market losses of 250m US dollar on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, as well as 244m US dollar resulting from premiums paid on the early termination of certain bonds.

●

Income tax expense: 1 436m US dollar in the first half of 2018 with an effective tax rate of 29.1% compared to 994m US dollar in the first half of 2017 with an effective tax rate of 22.4%. The increase in the effective tax rate is mainly due to country mix, with profit growth in higher taxed jurisdiction as well as additional non-recurring net finance cost that do not attract tax dedutions and changes in tax legislations in some of our countries. The normalized effective tax rate was 26.3% in the first half of 2018 compared to 20.9% in the first half of 2017.

●	Profit attributable to non-controlling interest: 640m US dollar in the first half of 2018 compared to 692m US dollar in the first half of 2017.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2018	2017

Cash flow from operating activities	3 222	4 018
Cash flow from investing activities	(1 250)	6 114
Cash flow from financing activities	(4 640)	(10 075)
Net increase/(decrease) in cash and cash equivalents	(2 668)	57

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2018	2017

Profit of the period	3 595	3 600
Interest, taxes and non-cash items included in profit	6 752	6 379
Cash flow from operating activities before changes in working capital and use of provisions	10 347	9 979
Change in working capital	(2 298)	(2 352)
Pension contributions and use of provisions	(282)	(288)
Interest and taxes (paid)/received	(4 583)	(3 381)
Dividends received	38	60
Cash flow from operating activities	3 222	4 018

AB InBev’s cash flow from operating activities reached 3 222m US dollar in the first half of 2018 compared to 4 018m US dollar in the first half of 2017. This decrease is primarily driven by higher taxes resulting from the calendarization of tax payments in 2018 compared to 2017 and the payment of taxes related to prior periods.

Changes in working capital in the first half of 2018 and 2017 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2018	2017

Net capex	(1 972)	(1 579)
Net of tax proceeds from SAB transaction-related divestitures	(430)	5 130
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(72)	(448)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 299	2 788
Other	(75)	223
Cash flow from investing activities	(1 250)	6 114

Cash flow used in investing activities was 1 250m US dollar in the first half of 2018 as compared to a cash inflow of 6 114m US dollar in the first half of 2017. The cash flow from investing activities in the first half of 2017 mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in the first half of 2018.

AB InBev’s net capital expenditures amounted to 1 972m US dollar in the first half of 2018 and 1 579m US dollar the first half of 2017. Out of the total 2018 capital expenditures approximately 34% was used to improve the company’s production facilities while 26% was used for logistics and commercial investments and 40% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2018	2017

Dividends paid	(5 132)	(4 475)
Net (payments on)/proceeds from borrowings	1 703	(5 239)
Other (including purchase of non-controlling interests)	(1 210)	(361)
Cash flow from financing activities	(4 640)	(10 075)

The cash outflow from AB InBev’s financing activities amounted to 4 640m US dollar in the first half of 2018, as compared to a cash outflow of 10 075m US dollar in the first half of 2017. During the first half of 2017, the company repaid 8 billion US dollar outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2018 amounted to 7 902m US dollar. As of 30 June 2018, the company had total liquidity of 16 902m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 7 902m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased from 104.4 billion US dollar as of 31 December 2017 to 108.8 billion US dollar as of 30 June 2018, consistent with prior increases in the first half of the year, the majority of the cash flow being generated in the second half of the year.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), a payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (5.1 billion US dollar), the payment of interest and taxes (4.6 billion US dollar) and the impact of changes in foreign exchange rates (0.8 billion US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 4.80x for the 12-month period ending 31 December 2017 to 4.87x for the 12-month period ending 30 June 2018. The net debt to EBITDA calculation excludes any EBITDA from CCBA, the former SAB Central and Eastern European Business and the stake in Distell which were divested during 2017.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2018 was 68 510m US dollar, compared to 72 585m US dollar as at 31 December 2017. The combined effect of the weakening of mainly the closing rates of the South African rand, the Brazilian real, the Russian ruble, the Australian dollar and the Euro and the strengthening of mainly the closing rate of the Colombian peso resulted in a foreign exchange translation adjustment of 3 352m US dollar (reduction of equity). Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2018, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expect to achieve from such future transactions.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contaminanation or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2017 consolidated financial statements.

AB InBev may not be able to successfully complete the integration of the SAB business or fully realize the anticipated benefits and synergies of the combination with SAB, and any such benefits and synergies will be offset by the significant transaction fees and other costs AB InBev incurred in connection with the Combination. The integration process continues to involve inherent costs and uncertainties, which uncertainties are exacerbated because SAB was active in new or developing markets in which AB InBev did not have significant operations. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations, which may limit its capacity to integrate SAB’s operations.

As a result of the combination with SAB, AB InBev recognized a significant amount of incremental goodwill on its balance sheet. If the integration of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges may be incurred in the future that could be significant and that could therefore have a material adverse effect on its results of operations and financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2017 consolidated financial statements and Note 19 of the 2018 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 23 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

Anheuser-Busch lnBev NV/SA | 30 June 2018

Report on the review of the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2018

In the context of our appointment as the company’s statutory auditor, we report to you on the condensed consolidated interim financial statements. These condensed consolidated interim financial statements comprise the condensed consolidated interim statement of financial position as at 30 June 2018, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the period of six months then ended, as well as selective notes 1 to 23.

Report on the condensed consolidated interim financial statements

We have reviewed the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” as adopted by the European Union.

The condensed consolidated interim statement of financial position shows total assets of 237 397 million USD and the condensed consolidated interim income statement shows a condensed consolidated interim profit for the period then ended of 3 595 million USD.

The board of directors of the company is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review of the condensed consolidated interim financial statements in accordance with International Standard on Review Engagements (ISRE) 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Audting (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA have not been prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union.

Zaventem, 25 July 2018

The statutory auditor

DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises

BV o.v.v.e. CVBA / SC s.f.d. SCRL

Represented By Joél Brehmen

Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises

Burgerlijke vennootschap onder de vorm van een coöperative vennootschap met beperkte aansprakelijkheid /

Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Gateway building, Luchthaven Nationaal 1 J, B-1930 Zaventem

VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE 17 2300 0465 6121 - BIC GEBABEBB

Member of Deloitte Touche Tohmatsu Limited

4. Unaudited condensed consolidated interim financial statements

4.1. Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2018	2017

Revenue		27 087	27 104
Cost of sales		(10 184)	(10 674)
Gross profit		16 903	16 430

Distribution expenses		(2 925)	(2 840)
Sales and marketing expenses		(4 095)	(4 082)
Administrative expenses		(1 771)	(1 857)
Other operating income/(expenses)		332	408
Profit from operations before non-recurring items		8 444	8 059

Restructuring	7	(137)	(288)
Business and asset disposal	7	(21)	26
Acquisition costs business combinations	7	(38)	(25)
Profit from operations		8 248	7 773

Finance cost	8	(3 040)	(3 248)
Finance income	8	224	128
Non-recurring net finance income/(cost)	8	(494)	(211)
Net finance income/(cost)		(3 310)	(3 331)

Share of result of associates and joint ventures	14	93	124
Profit before tax		5 031	4 566

Income tax expense	9	(1 436)	(994)
Profit from continuing operations		3 595	3 572

Profit from discontinued operations		-	28
Profit of the period		3 595	3 600

Profit from continuing operations attributable to:
Equity holders of AB InBev		2 955	2 880
Non-controlling interest		640	692

Profit of the period attributable to:
Equity holders of AB InBev		2 955	2 908
Non-controlling interest		640	692

Basic earnings per share	15	1.50	1.48
Diluted earnings per share	15	1.47	1.45

Basic earnings per share from continuing operations	15	1.50	1.46
Diluted earnings per share from continuing operations	15	1.47	1.43

Basic earnings per share before non-recurring items and discontinued operations[1]	15	1.83	1.69
Diluted earnings per share before non-recurring items and discontinued operations[1]	15	1.79	1.66

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items and discontinued operations are not defined metrics in IFRS. Refer to Note 15 Changes in equity and earnings per share for more details

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2018	2017

Profit of the period	3 595	3 600

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(6)	25
	(6)	25

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(3 740)	3 586
Effective portion of changes in fair value of net investment hedges	49	(496)
Cash flow hedges recognized in equity	549	(328)
Cash flow hedges reclassified from equity to profit or loss	(227)	50
	(3 369)	2 812

Other comprehensive income, net of tax	(3 375)	2 837

Total comprehensive income	220	6 437

Attributable to:
Equity holders of AB InBev	(172)	5 538
Non-controlling interest	392	899

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2018	31 December 2017

ASSETS
Non-current assets
Property, plant and equipment	10	25 451	27 184
Goodwill	11	136 752	140 940
Intangible assets	12	45 392	45 874
Investments in associates and joint ventures	14	6 319	5 263
Investment securities		112	100
Deferred tax assets		1 601	1 216
Employee benefits		19	22
Income tax receivables		524	708
Derivatives	19	29	25
Trade and other receivables		756	834
		216 954	222 166

Current assets
Investment securities	13	4	1 304
Inventories		4 200	4 119
Income tax receivables		1 044	908
Derivatives	19	643	458
Trade and other receivables		6 541	6 566
Cash and cash equivalents	13	7 970	10 472
Assets classified as held for sale		41	133
		20 443	23 960
Total assets		237 397	246 126

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736
Share premium		17 620	17 620
Reserves		23 137	24 835
Retained earnings		26 017	28 394
Equity attributable to equity holders of AB InBev		68 510	72 585

Non-controlling interests		7 054	7 635
		75 564	80 220

Non-current liabilities
Interest-bearing loans and borrowings	16	110 949	108 949
Employee benefits		2 828	2 993
Deferred tax liabilities		13 263	13 107
Income tax payables		571	732
Derivatives	19	931	937
Trade and other payables	18	1 197	1 462
Provisions		1 441	1 515
		131 180	129 695

Current liabilities
Bank overdrafts	13	72	117
Interest-bearing loans and borrowings	16	5 974	7 433
Income tax payables		1 002	1 558
Derivatives	19	2 174	1 457
Trade and other payables	18	20 939	24 762
Provisions		491	885
		30 653	36 211
Total equity and liabilities		237 397	246 126

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4 Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit of the year	-	-	-	-	-	-	-	2 908	2 908	692	3 600
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-		-	2 919	-	-	2 919	171	3 090
Cash flow hedges	-	-	-	-	-	(314)	-	-	(314)	36	(278)
Re-measurements of post-employment benefits	-	-	-	-	-	25	-	-	25	-	25
Total comprehensive income	-	-	-	-	-	2 630	-	2 908	5 538	899	6 437
Dividends	-	-	-	-	-	-	(51)	(4 308)	(4 359)	(391)	(4 750)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	133	-	-	-	133	4	137
Scope and other changes	-	-	-	-	-	-	-	63	63	167	230
As per 30 June 2017	1 736	17 620	(8 980)	45 726	1 570	(12 996)	1 161	26 877	72 714	10 765	83 479

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220
Impact of adopting IFRSs 9 and 15[2]	-	-	-	-	-	-	-	9	9	(42)	(33)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 403	72 593	7 593	80 187
Profit of the year	-	-	-	-	-	-	-	2 955	2 955	640	3 595
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(3 352)	-	-	(3 352)	(339)	(3 691)
Cash flow hedges	-	-		-	-	229	-	-	229	92	322
Re-measurements of post-employment benefits	-	-	-	-	-	(4)	-	-	(4)	(2)	(6)
Total comprehensive income	-	-	-	-	-	(3 126)	-	2 955	(172)	392	220
Dividends	-	-	-	-	-	-	(56)	(4 392)	(4 448)	(523)	(4 970)
Treasury shares[1]	-	-	2 431	-	-	-	(1 063)	(1 368)	-	(9)	(9)
Share-based payments	-	-	-	-	117	-	-	-	117	(2)	115
Purchase/(sale) of non-controlling interest	-	-	-	-	-	-	-	429	429	(429)	-
Scope and other changes	-	-	-	-	-	-	-	(10)	(10)	33	23
As per 30 June 2018	1 736	17 620	(6 549)	45 726	1 870	(17 910)	-	26 017	68 510	7 054	75 564

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	See Note 15 Changes in equity and earnings per share.
[2]	See Note 3(A) Summary of changes in accounting policies.

4.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2018	2017

OPERATING ACTIVITIES
Profit of the period		3 595	3 600
Depreciation, amortization and impairment		2 113	2 109
Impairment losses on receivables, inventories and other assets		65	70
Additions/(reversals) in provisions and employee benefits		76	47
Net finance cost/(income)	8	3 310	3 331
Loss/(gain) on sale of property, plant and equipment and intangible assets		(35)	(12)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(1)	(44)
Equity-settled share-based payment expense	17	167	163
Income tax expense	9	1 436	994
Other non-cash items included in profit		(284)	(155)
Share of result of associates and joint ventures	14	(93)	(124)
Cash flow from operating activities before changes in working capital and use of provisions		10 347	9 979
Decrease/(increase) in trade and other receivables		(339)	303
Decrease/(increase) in inventories		(440)	(244)
Increase/(decrease) in trade and other payables		(1 519)	(2 411)
Pension contributions and use of provisions		(282)	(288)
Cash generated from operations		7 767	7 338

Interest paid		(2 463)	(2 881)
Interest received		218	461
Dividends received		38	60
Income tax paid		(2 338)	(961)
CASH FLOW FROM OPERATING ACTIVITIES		3 222	4 018

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 127)	(1 723)
Proceeds from sale of property, plant and equipment and of intangible assets		155	144
Proceeds from SAB transaction-related divestitures		(330)	8 651
Taxes on SAB transaction-related divestitures		(100)	(3 521)
Acquisition of subsidiaries, net of cash acquired	6	(70)	(519)
Sale of subsidiaries, net of cash disposed of	6	(2)	71
Net of tax proceeds from the sale of assets held for sale		67	4
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	1 299	2 788
Net proceeds from sale/(acquisition) of other assets		(69)	(63)
Net repayments/(payments) of loans granted		(73)	282
CASH FLOW FROM INVESTING ACTIVITIES		(1 250)	6 114

FINANCING ACTIVITIES
Purchase of non-controlling interest	15	(930)	(63)
Proceeds from borrowings		23 767	10 103
Payments on borrowings		(22 064)	(15 342)
Cash net finance (cost)/income other than interests		(280)	(298)
Dividends paid		(5 132)	(4 475)
CASH FLOW FROM FINANCING ACTIVITIES		(4 640)	(10 075)

Net increase/(decrease) in cash and cash equivalents		(2 668)	57

Cash and cash equivalents less bank overdrafts at beginning of year		10 355	8 395
Effect of exchange rate fluctuations		210	(1 303)

Cash and cash equivalents less bank overdrafts at end of period	13	7 898	7 149

  The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.6	Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Investments in associates	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the balance sheet date	23

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180 000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2018 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month periods ended 30 June 2018 and 2017 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 25 July 2018.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2017. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2018 and did not apply any European carve-outs from IFRS.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2017, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2018:

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective on 1st January 2018 and were applied by the company for the first time as of that date.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

Under IFRS 9 the carrying amount of a debt should be adjusted when a modification does not result in derecognition of the financial instrument. Consequently the company adjusted the carrying amount of its debt against Retained earnings. This resulted in a decrease of the carrying amount of the debt by 77m US dollar.

IFRS 15 Revenue from Contracts with Customers

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by 110m US dollar, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2018, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Busch, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2017 and in the six-month period ended 30 June 2018.

In May 2018, the Argentinean peso underwent a severe devaluation. The company did not apply inflation accounting in the reporting of its Argentina operations year to date June 2018 and is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods (see also Note 23 Events after the balance sheet date).

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2018	31 December 2017	30 June 2018	30 June 2017

Argentinean peso	28.862046	18.774210	20.303664	15.675828
Australian Dollar	1.354179	1.279580	1.289543	1.330681
Brazilian real	3.855815	3.308005	3.366036	3.183660
Canadian dollar	1.324585	1.253982	1.274137	1.338806
Colombian peso	2 937.60	2 988.60	2 871.14	2 923.89
Chinese yuan	6.619490	6.507500	6.370323	6.882250
Euro	0.857780	0.833819	0.826887	0.923949
Mexican peso	19.863375	19.735828	18.960515	19.517713
Pound sterling	0.760036	0.739790	0.726980	0.791875
Peruvian nuevo sol	3.289942	3.244558	3.243686	3.276519
Russian ruble	63.295455	57.631946	59.954104	57.627955
South Korean won	1 112.56	1 067.63	1 072.49	1 142.09
South African rand	13.766109	12.345193	12.124443	13.293656
Turkish lira	4.579272	3.790879	3.962502	3.604220
Ukrainian hryvnia	26.189357	28.068098	27.502395	26.786565

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2018:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2018, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs. The company is in the process of assessing the full impact of IFRS 16 and, apart from changes in the presentation of operating leases in the balance sheet, does not expect material impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2018, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2017, except for the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 14 Investments in associates.

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue and 4.1% of the company’s consolidated normalized EBITDA. The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. The company did not apply inflation accounting in the reporting of its Argentina operations year to date June 2018 and is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017 and, following the completion of the 50:50 merger of AB InBev’s and Anadalu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2018 and 2017, except for segment assets (non-current) with comparatives at 31 December 2017.

SEGMENT REPORTING

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Volume	55	57	57	53	54	57	17	16	42	70	54	53	-	1	279	306
Revenue	7 641	7 786	4 828	4 259	4 335	4 365	1 629	1 523	4 095	5 145	4 367	3 856	193	170	27 087	27 104
Normalized EBITDA	2 970	3 149	2 349	1 998	1 801	1 699	735	666	1 413	1 489	1 617	1 412	(326)	(250)	10 557	10 162
Normalized EBITDA margin %	38.9%	40.4%	48.7%	46.9%	41.5%	38.9%	45.1%	43.7%	34.5%	28.9%	37.0%	36.6%	-	-	39.0%	37.5%
Depreciation, amortization and impairment	(391)	(404)	(323)	(302)	(392)	(406)	(106)	(101)	(405)	(408)	(359)	(360)	(137)	(127)	(2 113)	(2 103)
Normalized profit from operations (EBIT)	2 578	2 744	2 026	1 695	1 409	1 292	629	565	1 007	1 081	1 258	1 059	(463)	(378)	8 444	8 059
Non-recurring items (refer Note 7)	-	30	(68)	(72)	19	(9)	(26)	(10)	(49)	(85)	(15)	(37)	(59)	(104)	(196)	(287)
Profit from operations (EBIT)	2 578	2 774	1 958	1 623	1 428	1 283	603	555	959	996	1 244	1 022	(522)	(482)	8 248	7 773
Net finance income/(cost)															(3 310)	(3 331)
Share of results of associates and joint ventures															93	124
Income tax expense															(1 436)	(994)
Profit from continuing operations															3 595	3 572
Discontinued operations															-	28
Profit/(loss)															3 595	3 600

Segment assets (non-current)	63 425	63 045	71 503	71 219	12 110	13 756	2 104	2 396	43 412	45 920	23 075	24 088	1 325	1 741	216 954	222 166
Gross capex	558	252	460	326	262	269	97	109	492	408	253	259	68	75	2 190	1 698

For the period ended 30 June 2018, net revenue from the beer business amounted to 24 886m US dollar (30 June 2017: 23 695m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 201m US dollar (30 June 2017: 3 409m US dollar).

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 30 June 2018 and 30 June 2017:

Million US dollar	2018 Acquisitions	2017 Acquisitions	2018 Disposals	2017 Disposals

Non-current assets
Property, plant and equipment	-	70	(249)	-
Intangible assets	67	430	(17)	-
Deferred tax assets	-	1	(86)	-
Trade and other receivables	1	-	-	-

Current assets
Inventories	1	2	(74)	-
Income tax receivables	-	-	(2)	-
Trade and other receivables	1	10	(77)	-
Cash and cash equivalents	1	2	(4)	-
Assets held for sale	-	-	(27)	-

Non-current liabilities
Deferred tax liabilities	(1)	-	2	-

Current liabilities
Bank overdrafts	-	-	7	-
Interest-bearing loans and borrowings	-	-	142	-
Trade and other payables	(6)	(11)	252	-
Provisions	-	-	1	-

Net identifiable assets and liabilities	65	503	(132)	-

Non-controlling interest	-	(114)	-	-

Goodwill on acquisitions and goodwill disposed of	-	135	(479)	-
Loss/(gain) on disposal	-	-	(15)	-
Consideration to be (paid)/received	(4)	(119)	53	-
Net cash paid on prior years acquisitions	10	116	12	(42)
Recycling of cumulative translation adjustment in respect of net assets	-	-	(584)	-
Contribution in kind	-	-	1 150	-
Consideration paid/(received)	71	521	5	(42)

Cash (acquired)/ disposed of	(1)	(2)	(3)	-

Net cash outflow / (inflow)	70	519	2	(42)

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 14 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income (“OCI”), including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

AB InBev has derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and has recycled 584m US dollar from OCI to the consolidated income statement, resulting in a net non-recurring, non-cash loss of 7m US dollar (see also Note 7 Non-recurring items).

In the first quarter of 2017, AB InBev and Keurig Green Mountain, Inc. established a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules.

The company undertook a series of additional acquisitions and disposals during the first six months of 2017 and 2018, with no significant impact in the company’s condensed consolidated interim income statement.

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2018	2017

Restructuring	(137)	(288)
Acquisition costs business combinations	(38)	(25)
Business and asset disposal (including impairment losses)	(21)	26

Impact on profit from operations	(196)	(287)

Non-recurring net finance income/(cost)	(494)	(211)
Non-recurring taxes	45	37
Non-recurring non-controlling interest	(3)	9
Net impact on profit attributable to equity holders of AB InBev	(648)	(452)

The non-recurring restructuring charges for the six-month period ended 30 June 2018 total (137)m US dollar (30 June 2017: (288)m US dollar). These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (38)m US dollar by the end of June 2018, primarily related to cost incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”) – see Note 12 Intangible assets. Acquisition costs of business combinations amounts to (25)m US dollar by the end June 2017, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (21)m US dollar as per 30 June 2018 and mainly result from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries). Business and asset disposals resulted in a net gain of 26m US dollar as per 30 June 2017 mainly attributable to proceeds from prior years’ sale of SeaWorld to Blackstone.

The company incurred non-recurring net finance cost of (494)m US dollar for the six-month period ended 30 June 2018 (30 June 2017: (211)m US dollar cost) – see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2018 decreased income taxes by 45m US dollar (30 June 2017: 37m US dollar decrease of income taxes).

Non-controlling interest on the non-recurring items amounts to (3)m US dollar for the six-month period ended 30 June 2018 (30 June 2017: 9m US dollar).

8.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2018	2017

Interest expense	(2 126)	(2 181)
Capitalization of borrowing costs	17	10
Net interest on net defined benefit liabilities	(48)	(55)
Accretion expense	(177)	(303)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(83)	(181)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(495)	(445)
Tax on financial transactions	(69)	(25)
Other financial costs, including bank fees	(59)	(68)
	(3 040)	(3 248)

Non-recurring finance cost	(494)	(211)
	(3 534)	(3 459)

Finance costs, excluding non-recurring items, decreased by 208m US dollar from prior year. Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs amounted to 258m US dollar at 30 June 2018 (30 June 2017: 135m US dollar losses).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Non-recurring net finance cost for the six-month period ended 30 June 2018 includes:

–	127m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (30 June 2017: 71m US dollar). See also Note 15 Changes in equity and earnings per share;
–	123m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2017: 69m US dollar);
–	244m US dollar resulting from premium paid on the early termination of certain bonds.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 18 Risks arising from financial instruments.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2018	2017

Interest income	155	114
Other financial income	69	14
	224	128

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2018	2017

Current tax expense
Current year	(1 556)	(706)
Deferred tax (expense)/income	120	(288)
Total income tax expense in the income statement	(1 436)	(994)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2018	2017

Profit before tax	5 031	4 566
Deduct share of result of associates and joint ventures	93	124
Profit before tax and before share of result of associates and joint ventures	4 938	4 442

Adjustments on taxable basis
Foreign source income	-	(337)
Government incentives	(354)	(336)
Expenses not deductible for tax purposes	1 590	811
Other non-taxable income	(478)	(121)
	5 696	4 459

Aggregated weighted nominal tax rate	26.9%	27.5%

Tax at aggregated weighted nominal tax rate	(1 532)	(1 225)

Adjustments on tax expense
Utilization of tax losses not previously recognized	119	28
Recognition of deferred taxes assets on previous years’ tax losses	42	-
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(149)	(142)
(Underprovided)/overprovided in prior years	(34)	137
Deductions from interest on equity	215	222
Deductions from goodwill	7	28
Other tax deductions	196	111
Change in tax rate	11	-
Withholding taxes	(227)	(136)
Other tax adjustments	(83)	(16)
	(1 436)	(994)

Effective tax rate	29.1%	22.4%

The total income tax expense for the six-month period ended 30 June 2018 amounts to 1 436m US dollar compared to 994m US dollar for the same period in 2017. The effective tax rate increased from 22.4% for the six-month period ended 30 June 2017 to 29.1% for the six-month period ended 30 June 2018, mainly due to country mix, with profit growth in higher taxed jurisdiction as well as additional non-recurring net finance cost that do not attract tax deductions and changes in tax legislations in some countries resulting in additional non-deductible expenses in 2018.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2018 is 26.3% (30 June 2017: 20.9%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2018				31 December 2017
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 742	33 717	2 265	48 724	44 352
Effect of movements in foreign exchange	(518)	(1 655)	(73)	(2 246)	1 431
Acquisitions	44	625	969	1 638	4 221
Acquisitions through business combinations	-	-	-	-	169
Disposals	(10)	(423)	(6)	(439)	(1 566)
Disposals through the sale of subsidiaries	(241)	(782)	(26)	(1 049)	(60)
Transfer (to)/from other asset categories and other movements[1]	244	950	(1 059)	135	177
Balance at end of the period	12 261	32 430	2 070	46 761	48 724

Depreciation and impairment losses
Balance at end of previous year	(3 514)	(18 026)	-	(21 540)	(18 133)
Effect of movements in foreign exchange	150	957	-	1 107	(697)
Depreciation	(241)	(1 590)	-	(1 831)	(3 567)
Disposals	3	362	-	365	1 161
Disposals through the sale of subsidiaries	174	626	-	800	48
Impairment losses	-	(39)	-	(39)	(85)
Transfer to/(from) other asset categories and other movements[1]	(30)	(143)	-	(173)	(267)
Balance at end of the period	(3 458)	(17 852)	-	(21 310)	(21 540)

Carrying amount
at 31 December 2017	9 228	15 691	2 265	27 184	27 184
at 30 June 2018	8 803	14 578	2 070	25 451	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 10m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 615m US dollar as at 30 June 2018 compared to 550m US dollar as at 31 December 2017.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 972m US dollar in the first half of 2018 and 1 579m US dollar the first half of 2017. Out of the total 2018 capital expenditures approximately 34 % was used to improve the company’s production facilities while 26% was used for logistics and commercial investments and 40% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2018 of leased land and buildings was 279m US dollar (31 December 2017: 300m US dollar).

11.	GOODWILL

Million US dollar	30 June 2018	31 December 2017

Acquisition cost
Balance at end of previous year	140 980	135 897
Effect of movements in foreign exchange	(3 696)	4 684
Disposals through the sale of subsidiaries	(514)	-
Acquisitions through business combinations	-	398
Reclassified as held for sale	(13)	-
Balance at end of the period	136 757	140 980

Impairment losses
Balance at end of previous year	(40)	(34)
Impairment losses	-	(6)
Disposals through the sale of subsidiaries	35	-
Balance at end of the period	(5)	(40)

Carrying amount
at 31 December 2017	140 940	140 940
at 30 June 2018	136 752	-

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

1The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2018					31 December 2017
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	43 402	2 904	2 177	388	48 871	47 191
Effect of movements in foreign exchange	(698)	(78)	(94)	(22)	(892)	1 286
Acquisitions through business combinations	35	30	-	2	67	417
Acquisitions and expenditures	-	356	27	55	438	312
Disposals	(27)	(29)	-	(15)	(71)	(191)
Disposals through the sale of subsidiaries	(14)	-	(29)	(4)	(47)	-
Transfer (to)/from other asset categories and other movements[1]	-	72	45	(22)	95	(144)
Balance at end of period	42 699	3 255	2 126	382	48 462	48 871

Amortization and impairment losses
Balance at end of previous year	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)
Effect of movements in foreign exchange	-	57	64	5	127	(139)
Amortization	-	(86)	(147)	(16)	(249)	(498)
Disposals	-	21	2	7	30	89
Disposals through the sale of subsidiaries	-	-	28	2	30	-
Transfer to/(from) other asset categories and other movements[1]	-	(7)	-	(4)	(11)	(48)
Balance at end of period	(32)	(1 394)	(1 525)	(120)	(3 070)	(2 997)

Carrying value at 31 December 2017	43 370	1 525	705	274	45 874	45 874
at 30 June 2018	42 667	1 861	601	262	45 392	-

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments, to CCU Argentina. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS SECURITIES

Million US dollar	30 June 2018	31 December 2017

Short-term bank deposits	3 319	3 896
Cash and bank accounts	4 651	6 576
Cash and cash equivalents	7 970	10 472

Bank overdrafts	(72)	(117)
	7 898	10 355

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

INVESTMENTS SECURITIES

Million US dollar	30 June 2018	31 December 2017

Non-current investments
Equity instruments at fair value through OCI	90	76
Debt securities at fair value through OCI	22	24
	112	100

Current investments
Debt securities at fair value through Profit or Loss	4	1 304
	4	1 304

The cash outstanding per 30 June 2018 includes restricted cash for an amount of 2m US dollar (31 December 2017: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	INVESTMENTS IN ASSOCIATES

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel[1]	Efes	Castel[1]	Efes

Balance at 1 January	-	3 480	694	2 793	750
Effect of movements in foreign exchange	-	(87)	(116)	182	-
Acquisitions	1 150	-	-	-	-
Dividends received	-	(18)	-	-	-
Share of results of associates	(2)	76	(27)	91	(10)
Balance at end of period	1 148	3 451	551	3 066	740

On 30 March 2018, AB Inbev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

During the first six months of 2018, associates that are not individually material contributed to 46m US dollar to the results of investment in associates.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2018:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736

Of which:
Ordinary shares	1 693
Restricted shares	326

Result on the use of
	Treasury shares		treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar

At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	(23.0)	2 431	(931)
	62.5	(6 549)	(2 383)

As at 30 June 2018, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 62 473 302 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 Restricted Shares. As at 30 June 2018, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

1 Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report for the year ended 31 December 2017.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2018, Ambev increased its participation in CND from 55% to 85%. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit, but reduced the non-controlling interests by 429m US dollar and increased the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IFRS 9 Financial Instruments hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2018, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments. Such delivery obligation was met through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar (4 May 2017: 2.00 euro per share or approximately 51m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. As of 30 June 2018, the outstanding balance of loaned securities amounted to 20 million, of which 19 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 352)	-	-	(3 352)
Cash flow hedges	-	229	-	229
Re-measurements of post-employment benefits	-	-	(4)	(4)
Total comprehensive income	(3 352)	229	(4)	(3 126)
As per 30 June 2018	(17 057)	815	(1 669)	(17 910)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	2 919	-	-	2 919
Cash flow hedges	-	(314)	-	(314)
Re-measurements of post-employment benefits	-	-	25	25
Total comprehensive income	2 919	(314)	25	2 630
As per 30 June 2017	(11 839)	430	(1 587)	(12 996)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to equity holders of AB InBev of 2 955m US dollar (30 June 2017: 2 908m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017

Issued ordinary shares at 1 January, net of treasury shares	1 934	1 934
Effect of stock lending	18	14
Effect of undelivered shares under the deferred share instrument	18	23
Effect of delivery of treasury shares	5	-
Weighted average number of ordinary and restricted shares at 30 June	1 975	1 970

The calculation of diluted earnings per share for the six-month period ended 30 June 2018 is based on the profit attributable to equity holders of AB InBev of 2 955m US dollar (30 June 2017: 2 908m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017

Weighted average number of ordinary and restricted shares at 30 June	1 975	1 970
Effect of share options, warrants and restricted stock units	37	39
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 012	2 009

The calculation of earnings per share before non-recurring items and discontinued operations for the six-month period ended 30 June 2018 is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2018	2017

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 605	3 331
Non-recurring items, before taxes (refer to Note 7)	(196)	(287)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	(494)	(211)
Non-recurring taxes (refer to Note 7)	45	37
Non-recurring non-controlling interest (refer to Note 7)	(3)	9
Profit from discontinued operations	-	28
Profit attributable to equity holders of AB InBev	2 955	2 908

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2018	2017

Profit attributable to equity holders of AB InBev	2 955	2 908
Weighted average number of ordinary and restricted shares	1 975	1 970
Basic EPS from continuing and discontinued operations	1.50	1.48

Profit from continuing operations attributable to equity holders of AB InBev	2 955	2 880
Weighted average number of ordinary and restricted shares	1 975	1 970
Basic EPS from continuing operations	1.50	1.46

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	3 605	3 331
Weighted average number of ordinary and restricted shares	1 975	1 970
EPS from continuing operations before non-recurring items	1.83	1.69

Profit attributable to equity holders of AB InBev	2 955	2 908
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing and discontinued operations	1.47	1.45

Profit from continuing operations attributable to equity holders of AB InBev	2 955	2 880
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing operations	1.47	1.43

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	3 605	3 331
Weighted average number of ordinary and restricted shares (diluted)	2 012	2 009
Diluted EPS from continuing operations before non-recurring items	1.79	1.66

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 60m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2018.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2018	31 December 2017

Secured bank loans	135	230
Unsecured bank loans	128	153
Unsecured bond issues	110 459	108 327
Unsecured other loans	52	53
Finance lease liabilities	175	186
	110 949	108 949

CURRENT LIABILITIES Million US dollar	30 June 2018	31 December 2017

Secured bank loans	1 405	272
Commercial papers	1 801	1 870
Unsecured bank loans	126	739
Unsecured bond issues	2 604	4 510
Unsecured other loans	13	15
Finance lease liabilities	25	27
	5 974	7 433

The current and non-current interest-bearing loans and borrowings amount to 116.9 billion US dollar as of 30 June 2018, compared to 116.4 billion US dollar as of 31 December 2017.

Commercial papers amount to 1.8 billion US dollar as of 30 June 2018 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2018, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
23 January 2018	1 500	Euro	3M EURIBOR + 30 bps	15 April 2024
23 January 2018	2 000	Euro	1.150%	22 January 2027
23 January 2018	750	Euro	2.000%	23 January 2035
4 April 2018	1 500	USD	3.500%	12 January 2024
4 April 2018	2 500	USD	4.000%	13 April 2028
4 April 2018	1 500	USD	4.375%	15 April 2038
4 April 2018	2 500	USD	4.600%	15 April 2048
4 April 2018	1 500	USD	4.750%	15 April 2058
4 April 2018	500	USD	3M LIBOR + 74 bps	12 January 2024

On 19 March, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes with a principal amount of 2.5 billion US dollar due in 2019 bearing interest at 7.75%. The redemption of the notes was financed with cash.

On 23 April, the company redeemed the entire outstanding principal amount of certain notes due in 2019 and 2020. The total principal amount of the notes that were retired is approximately 7.8 billion US dollar. The redemption of the notes was financed with cash.

On 6 June, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due 2020. The total principal amount of notes that were retired is 1.0 billion US dollar. The redemption of the notes was financed with cash.

AB InBev is in compliance with all its debt covenants as of 30 June 2018. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2018 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	1 540	1 405	56	15	28	36
Commercial papers	1 801	1 801	-	-	-	-
Unsecured bank loans	254	126	95	33	-	-
Unsecured bond issues	113 063	2 604	6 276	10 649	17 764	75 770
Unsecured other loans	65	13	18	8	6	20
Finance lease liabilities	200	25	33	19	16	107
	116 923	5 974	6 478	10 724	17 814	75 933

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	-	-	-	-
Unsecured bank loans	892	739	122	31	-	-
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114
	116 382	7 433	10 253	9 465	18 500	70 731

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 108.8 billion US dollar as of 30 June 2018, from 104.4 billion US dollar as of 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (5.1 billion US dollar), the payment of interests and taxes (4.6 billion US dollar) and the impact of changes in foreign exchange rates (0.8 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2018	31 December 2017

Non-current interest-bearing loans and borrowings	110 949	108 949
Current interest-bearing loans and borrowings	5 974	7 433
	116 923	116 382

Bank overdrafts	72	117
Cash and cash equivalents	(7 970)	(10 472)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(191)	(309)
Debt securities (included within Investment securities)	(26)	(1 328)
Net debt	108 808	104 390

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 173m US dollar for the six-month period ended 30 June 2018, as compared to 164m US dollar for the six-month period ended 30 June 2017.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2018, AB InBev issued 1.5m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 161m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

During 2018, AB InBev granted 0.2m stock options to members of the board of directors, representing a fair value of approximately 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2018 AB InBev issued 1.3m LTI stock options with an estimated fair value of 25m US dollar.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2018, approximately 0.1m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.1m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2018, 0.1m restricted stock units with an estimated fair value of 6m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2018, approximately 1.7m stock options were granted with an estimated fair value of 30m US dollar.

1  Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2018, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2018, no options were exchanged against ordinary blocked shares. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2018, no new options were issued.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2018, the vesting of 0.2m stock options and restricted stock units was accelerated under this program for other members of the senior management. Out of these, the vesting of 0.2m stock options and restricted stock units was accelerated for a member of the Executive Board of Management.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.1m deferred stock units in 2018 with an estimated fair value of 0.3m US dollar.

Since 2018, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 3.4m restricted stock units in 2018 with an estimated fair value of 22m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2018, Ambev granted 3.9m LTI stock options with an estimated fair value of 8m US dollar.

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

18.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2018	31 December 2017

Indirect taxes payable	200	157
Trade payables	315	380
Deferred consideration on acquisitions	561	699
Other payables	121	226
	1 197	1 462

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2018	31 December 2017

Trade payables and accrued expenses	13 647	15 240
Payroll and social security payables	810	1 284
Indirect taxes payable	2 337	2 862
Interest payable	1 493	1 790
Consigned packaging	1 119	1 111
Dividends payable	582	479
Deferred income	37	30
Deferred consideration on acquisitions	679	1 723
Other payables	235	243
	20 939	24 762

As at 30 June 2018, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”). In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%.

19.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below, is an overview of financial assets, other than cash and short-term deposits, held by the company as at 30 June 2018 and 31 December 2017:

Million US dollar	30 June 2018	31 December 2017

Debt instruments at amortized cost
Trade and other receivables	7 297	7 400

Debt instruments at fair value through OCI
Debt securities held to maturity	22	24

Debt instruments at fair value through profit or loss
Quoted debt securities	4	1 304

Equity instruments at fair value through OCI
Unquoted equity shares	90	76

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	56	62
Cross currency interest rate swaps	10	9
Other derivatives	4	1

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	441	151
Interest rate swaps	16	14

Commodities	145	246
	8 085	9 287

Of which:
Non-current	897	125
Current	7 188	9 162

Set out below is an overview of financial liabilities held by the company as at 30 June 2018 and 31 December 2017:

Million US dollar	30 June 2018	31 December 2017

Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	1 817	1 098
Cross currency interest rate swaps	693	906
Other derivatives	-	2

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	402	211
Interest rate swaps	93	37
Commodities	46	67
Other derivatives	54	73

Financial liabilities at amortized cost

Trade and other payables	22 136	26 224

Non-current interest-bearing loans and borrowings:
Secured bank loans	135	230
Unsecured bank loans	128	153
Unsecured bond issues	110 459	108 327
Unsecured other loans	52	53
Finance lease liabilities	175	186

Current interest-bearing loans and borrowings:
Secured bank loans	1 405	272
Unsecured bank loans	126	739
Unsecured bond issues	2 604	4 510
Unsecured other loans	13	15
Commercial paper	1 801	1 870
Bank overdrafts	72	117
Finance lease liabilities	25	27
	142 236	145 117

Of which:
Non-current	113 077	111 348
Current	29 159	33 769

DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2018 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2018					31 December 2017
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	14 717	193	-	-	-	11 637	233	-	-	-
Foreign currency futures	643	-	-	-	-	655	-	-	-	-

Interest rate
Interest rate swaps	2 325	1 750	-	1 879	59	1 075	2 250	750	1 883	88
Cross currency interest rate swaps	1 797	-	-	6 400	658	711	1 797	-	5 900	1 176
Other interest rate derivatives	-	4	-	-	565	-	-	5	-	565

Commodities
Aluminum swaps	1 600	13	-	-	-	1 412	21	-	-	-
Other commodity derivatives	1 102	25	-	-	-	1 214	144	-	-	-

Equity
Equity derivatives	11 514	-	-	-	-	11 799	-	-	-	-

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2018, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 508m US dollar recognized in the profit or loss account for the period, of which 258m US dollar related to the company’s share-based payment programs, 127m US dollar and 123m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2017, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2017 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

◾	Debt service;

◾	Capital expenditures;

◾	Investments in companies;

◾	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

◾	Share buyback programs; and

◾	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2018
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(1 540)	(1 580)	(1 416)	(62)	(19)	(35)	(48)
Commercial papers	(1 801)	(1 802)	(1 802)	-	-	-	-
Unsecured bank loans	(254)	(263)	(128)	(99)	(36)	-	-
Unsecured bond issues	(113 063)	(172 532)	(5 348)	(10 378)	(14 502)	(24 672)	(117 632)
Unsecured other loans	(65)	(94)	(10)	(22)	(12)	(8)	(42)
Finance lease liabilities	(200)	(279)	(39)	(46)	(29)	(32)	(133)
Bank overdraft	(72)	(72)	(72)	-	-	-	-
Trade and other payables	(22 136)	(22 417)	(20 902)	(334)	(192)	(498)	(491)
	(139 131)	(199 039)	(29 717)	(10 941)	(14 790)	(25 245)	(118 346)

Derivative financial assets/(liabilities)
Interest rate derivatives	(131)	(44)	(37)	(38)	(21)	11	41
Foreign exchange derivatives	43	58	49	9	-	-	-
Cross currency interest rate swaps	(683)	(807)	(26)	117	115	(900)	(113)
Commodity derivatives	99	94	93	1	-	-	-
Equity derivatives	(1 761)	(1 444)	(1 444)	-	-	-	-
	(2 433)	(2 143)	(1 365)	89	94	(889)	(72)

Of which: related to cash flow hedges	269	297	393	12	2	3	(113)

	31 December 2017
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	-	-	-	-
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	-	-
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	-	-	-	-
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)
	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)
Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	-	-	-
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	-	-	-
Equity derivatives	(1 036)	(1 134)	(1 134)	-	-	-	-
	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)

Of which: related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IFRS 9 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2018	31 December 2017	30 June 2018	31 December 2017	30 June 2018		31 December 2017

Foreign currency
Forward exchange contracts	441	151	(402)	(211)	39		(60)
Foreign currency futures	4	1	-	(2)		4	(1)

Interest rate
Interest rate swaps	16	14	(93)	(37)	(77)		(23)
Cross currency interest rate swaps	10	9	(693)	(906)	(683)		(897)
Other interest rate derivatives	-	-	(54)	(73)	(54)		(73)

Commodities
Aluminum swaps	93	178	(9)	(5)	8	4	173
Sugar futures	34	24	(13)	(20)	2	1	4
Wheat futures	6	34	(6)	(22)		-	12
Other commodity derivatives	12	10	(18)	(20)	(6)		(10)

Equity
Equity derivatives	56	62	(1 817)	(1 098)	(1 761)		(1 036)
	672	483	(3 105)	(2 394)	(2 433)		(1 911)

Of which:
Non-current	29	25	(931)	(937)	(902)		(912)
Current	643	458	(2 174)	(1 457)	(1 531)		(999)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	4	9	-
Derivatives at fair value through profit and loss	1	224	-
Derivatives in a cash flow hedge relationship	19	411	-
Derivatives in a fair value hedge relationship	-	7	-
Derivatives in a net investment hedge relationship	-	10	-
	24	661	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 07	1
Derivatives at fair value through profit and loss	-	2 764	-
Derivatives in a cash flow hedge relationship	-	161	-
Derivatives in a fair value hedge relationship	-	152	-
Derivatives in a net investment hedge relationship	-	28	-
	-	3 105	1 07	1

Fair value hierarchy 31 December 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	1 304	5	-
Derivatives at fair value through profit and loss	-	89	-
Derivatives in a cash flow hedge relationship	9	340	-
Derivatives in a fair value hedge relationship	-	36	-
Derivatives in a net investment hedge relationship	-	9	-
	1 313	479	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	2 210
Derivatives at fair value through profit and loss	1	1 210	-
Derivatives in a cash flow hedge relationship	28	341	-
Derivatives in a fair value hedge relationship	-	129	-
Derivatives in a net investment hedge relationship	-	685	-
	29	2 365	2 210

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 30 June 2018, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by the partial exercise by ELJ of the put option, accretion expenses and currency translation. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	667	667	(659)	9
Derivative liabilities	(3 109)	(3 109)	659	(2 450)

	31 December 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

1  Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2  Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2018, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2017, except for an additional guarantee on short-term loans amounting to 0.6 billion US dollar.

21.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2018, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2018	31 December 2017

Income tax and social contribution	8 771	9 600
Value-added and excise taxes	5 629	5 987
Other taxes	1 215	1 390
	15 615	16 977

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment with a motion of injunction, which was granted to Ambev. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a favorable decision to Ambev in September 2011. In 2013, 2016 and 2017, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 30 June 2018, Ambev management estimates the exposure of approximately 6.2 billion Brazilian real (1.6 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 45m Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev was notified of the clarified decision in January 2018. The decision rendered by the Lower Administrative Court was partly favorable to Ambev. Therefore Ambev filed a judicial proceeding to discuss the unfavorable part of the decision with a motion of injunction, which was granted to Ambev. The remaining part, which was favorable to Ambev, will be reexamined by the Administrative Upper House. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partly favorable decision at the Lower Administrative Court and is currently awaiting the issuance of the decision to analyze whether or not to appeal to the decision. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 9.1 billion Brazilian real (2.4 billion US dollar) as of 30 June 2018. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. When analyzing the appeal presented by Ambev against such decision, the Lower Administrative Court remanded the case back to the first level administrative Court for a new judgment due to procedural matters. In July 2017, Ambev was notified of the new first level decision which was unfavorable to Ambev and filed a new appeal to the Lower Administrative Court. In April 2018, Ambev received a new tax assessment charging part of the remaining value of the goodwill amortization and filed a defense. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a response in December 2017 and is awaiting the first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

1  Amounts have been converted to US dollar at the closing rate of the respective period.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the other judicial case and filed an appeal to the Court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2018.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court. In August 2017, the Lower Administrative Court ruled in favor of Ambev’s appeal and in December 2017, Ambev was notified of the decision. The Brazilian tax authorities forfeited their right to appeal that decision and the case is definitely closed. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.5 billion Brazilian real (1.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection with this assessment.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. In June 2018, the Company was notified of a favorable first administrative level decision cancelling four of these assessments (related to offsets of 2015 and 2016). Ambev is currently awaiting the formal dismissal of these cases by the Brazilian Federal Revenue Service to reduce the amount of the possible exposure to 3.0 billion Brazilian real (0.8 billion US dollar). As of 30 June 2018, Ambev management estimates the exposure of approximately 7.3 billion Brazilian real (1.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In July 2017, CRBS was notified of an unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to include this tax assessment in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 3.5 billion Brazilian real (0.9 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.4 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.5 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October 2015 and January 2016, Ambev paid the amounts under discussion in an incentive program under which discounts were granted, in the total historical amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí, which are currently under discussion. After the abovementioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases, the company received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on these three cases. Ambev will now seek recourse in the judicial Courts. In 2017, Ambev received ten relevant assessments from the State of Rio de Janeiro in the original amounts of 0.9 billion Brazilian real (0.2 billion US dollar). Ambev presented appeal against such tax assessments and now awaits the decision by the Tax Administrative Court. Ambev management estimates the total possible loss related to this issue to be approximately 7.0 billion Brazilian real (1.8 billion US dollar) as of 30 June 2018. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.8 billion US dollar) as of 30 June 2018. No related provision has been made.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. In April 2018, Anheuser-Busch InBev Worldwide Inc. reached a settlement with the IRS for the 2008 to 2011 tax years.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2018.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment in respect of the merits of the case, AB InBev has not recorded any provisions as of 30 June 2018.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.8 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November, 2017 the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and our external counsels strongly believe that the chance of loss of these cases are remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.2 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5m Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. Ambev has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other European Union member states to Belgium. On 30 November 2017, the European Commission informed AB InBev of its preliminary view in a Statement of Objections that these practices are an infringement and invited AB InBev to respond, which it shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with former SAB.

22.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2018, compared to 2017, exception made of the transaction the company entered into with Anadolu Efes whereby the companies combined their Russia and Ukraine businesses into AB InBev Efes. AB InBev received a 50% non-controlling interest in AB InBev Efes, accounted for as an associate following the contribution of its businesses (see also Note 6 Acquisitions and disposals of subsidiaries and Note 14 Investment in associates).

23.	EVENTS AFTER THE BALANCE SHEET DATE

Argentina Peso devaluation

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue and 4.1% of the company’s consolidated normalized EBITDA. The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. The company is assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.